CAS MEDICAL SYSTEMS, INC.
44 East Industrial Road
Branford, CT  06405
203-488-6056 (Phone)

September 20, 2011

VIA EDGAR

Mr. Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	CAS Medical Systems, Inc. (the “Company”)
Registration Statement on Form S-3
Filed August 30, 2011
File No. 333-176560

Dear Mr. Mancuso:

We are in receipt of your letter dated September 13, 2011, which contained comments regarding the above-referenced Registration Statement on Form S-3.  Listed below are specific responses to each of your numbered comments.  Please note that due to the limited number of comments relating to the language of the filing, we have delayed the filing of an amendment to the S-3 pending the Staff’s review and consideration of this response letter.

Summary, page 2

1.	Please prominently disclose in your prospectus summary your net losses and accumulated deficit.

Response:  In an amendment to the S-3, we will insert a new fourth paragraph of the Summary section (under the sub-heading “The Company”) reading as follows:

“We have experienced operating losses during 2011 and in the two most recent full fiscal years.  These net losses applicable to common stockholders for the six months ended June 30, 2011, and years ended December 31, 2010 and 2009, were $2.6 million, $1.3 million and $5.8 million, respectively.  We do not anticipate a return to operating profits in the near term and there can be no assurance that we will be able to return to operating profitability in the longer term or at all.  At June 30, 2011, we had an accumulated deficit of $2.1 million.”

Selling Stockholders, page 10

2.
Please provide us with your analysis showing how you determined that none of the selling shareholders are underwriters with respect to this offering.  In your response, please address the nature of the relationships between you and the selling shareholders and the length of time the selling shareholders have held the securities.  If you are unable to conclude that the selling shareholders are not underwriters, please demonstrate to us that you are eligible to conduct a primary offering on Form S-3.

Response:  In response to the Staff’s comment, we have provided the following analysis to reach the conclusion that none of the selling shareholders are underwriters with respect to this offering.  We will address these factors separately with respect to (i) the Thomas, McNerney & Partners affiliated entities and (ii) Messrs. Patton and Herwig.

The TMP Entities

As noted on page 10 in the “Selling Stockholders” section, the common stock listed for sale by Thomas, McNerney & Partners II, LP, TMP Nominee II, LLC and TMP Associates II, L.P. (collectively, the “TMP Entities”) is underlying preferred stock acquired in a private placement transaction.

We note the following factors that mitigate against treating the TMP Entities as underwriters in connection with the offering:

•
The TMP Entities had no relationship with the company prior to the original issuance of the preferred stock.  Currently, the TMP Entities are able to designate, and have designated, two of the seven members of the company’s Board of Directors, in accordance with applicable Nasdaq listing standards.

•
The TMP Entities have each represented to the company in Section 4(a) of the applicable Investment Agreement (Exhibit 10.1 to the company’s Current Report on Form 8-K filed on June 13, 2011) that “It is acquiring the Securities for its own account for investment and not with a view towards the resale, transfer or distribution thereof, nor with any present intention of distributing the Securities...”

•	The TMP Entities have currently held the preferred stock for over three months.

•
The terms of the preferred stock issued to the TMP Entities were approved by the company’s stockholders at a special meeting held on August 22, 2011 in accordance with applicable Nasdaq Stock Market listing rules.  (We refer to the definitive proxy statement filed with the Commission on July 7, 2011 and the Current Report on Form 8-K filed on August 22, 2011 reporting the voting results of the special meeting).

•
Although the preferred stock contains “weighted-average” anti-dilution provisions, these provisions were approved by the company’s stockholders at the above-referenced special meeting and can be triggered only by future issuances of stock approved by the company’s Board of Directors.  There were no warrants issued in connection with the issuance of the preferred stock to the TMP Entities.

•	The initial conversion price of the preferred stock reflected a premium to the market price on the date of original issuance.

•	There are no penalties relating to failure to achieve specific deadlines for the effectiveness of the above-referenced Registration Statement.

•	The TMP Entities have represented to us that they are not broker-dealers or affiliated with a broker-dealer.

•
The TMP Entities have provided a representation and covenant in Section 5.17 of the Investment Agreement referenced-above, confirming that they have not engaged in any “net short sale” of the company’s securities during the fifteen day period prior to closing and will not enter into any such transaction prior to the effectiveness of the pending Form S-3 Registration Statement.

Based on the foregoing facts and circumstances, the company has concluded that the TMP Entities are not underwriters for purposes of the offering and are eligible to include their shares in the above-referenced registration statement on Form S-3.

Messrs. Patton and Herwig

As noted on pages 10 and 11 in the “Selling Stockholders” section, the common stock listed for sale by Messrs. Patton and Herwig were issued as, or are underlying, compensatory grants to induce them to join CAS Medical Systems, Inc.  Mr. Patton received three grants simultaneously with joining the Company – (i) a time-vested stock option grant, (ii) a time-vested restricted stock grant and (iii) a restricted stock grant vesting based on the company’s stock performance.  Mr. Herwig received two grants simultaneously with joining the Company – (i) a time-vested stock option grant and (ii) a time-vested restricted stock grant.

We note the following factors that mitigate against treating Messrs. Patton and Herwig as underwriters in connection with the offering:

•	Messrs. Patton and Herwig had no relationship with the company prior to the original issuance of the applicable grants.

•
Mr. Patton has already held his securities for over one year from the date of original issuance.  Mr. Herwig has held his securities for over nine months.  Neither Mr. Patton nor Mr. Herwig has sold any company securities during that period.

•
All of the grants are subject to vesting conditions that indicate that such securities were not purchased with a view towards distribution.  Specifically, (i) Mr. Patton’s option grant vests in equal monthly installments over a four year period,

(ii) Mr. Patton’s time-vested restricted stock grant vests over a four year period in quarterly installments, and (iii) Mr. Patton’s performance-based restricted stock grant is based on stock price performance.  Mr. Herwig’s option grant and restricted stock grant do not begin to vest until the first anniversary of the grant date.

•	Messrs. Patton and Herwig are not broker-dealers or affiliated with a broker-dealer.

Based on the foregoing facts and circumstances, the company has concluded that Messrs. Patton and Herwig are not underwriters for purposes of the offering and are eligible to include such shares in the above-referenced registration statement on Form S-3.

Signatures, page 24

3.	Please tell us why you do not state in the “Capacity” column that your principal accounting officer is signing in the capacity of principal accounting officer.

Response:  In an amendment to the S-3, we will add a parenthetical under the “Capacity” column of the signature page to clarify that Mr. Baird is signing in both his capacity as chief financial officer and chief accounting officer of CAS Medical Systems, Inc.

If you have any further questions regarding our responses to your comments, please do not hesitate to call our counsel, Michael Grundei of Wiggin and Dana LLP, at 203-363-7630, or the undersigned at 203-488-6056.

Sincerely,

 /s/ Jeffery A. Baird
Jeffery A. Baird
Chief Financial Officer

cc:	Michael Grundei (Wiggin and Dana LLP)
Louis Rambo (Securities and Exchange Commission)